                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTON 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FEE REQUIRED

For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 NO FEE REQUIRED

For the transition period from _____________ to ______________

Commission file number: 000-21571

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               TMP Worldwide Inc.
                     TMP Worldwide Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               TMP Worldwide Inc.
                            1633 Broadway, 33rd Floor
                            New York, New York 10019

Financial Statements and Exhibits

(A)  Financial Statements:

         Financial Statements of TMP Worldwide Inc. 401(k)
         Savings Plan for the years ended December 31, 1997 and 1996


(B) Exhibits:

         23.1  Consent of BDO Seidman, LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, TMP Worldwide Inc. has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       TMP Worldwide Inc.
                                       TMP Worldwide Inc. 401(k) Savings Plan

Dated: __________, 2000               By: /s/
                                          -----------------------------------
                                          Name:
                                          Title:

                               TMP WORLDWIDE INC.
                               401(k) SAVINGS PLAN






                                                            FINANCIAL STATEMENTS
                                                      AND SUPPLEMENTAL SCHEDULES

                                          YEARS ENDED DECEMBER 31, 1997 AND 1996

                               TMP WORLDWIDE INC.
                               401(k) SAVINGS PLAN




--------------------------------------------------------------------------------
                                                            FINANCIAL STATEMENTS
                                                      AND SUPPLEMENTAL SCHEDULES
                                          YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                              TMP WORLDWIDE INC.
                                                             401(k) SAVINGS PLAN

                                                                        CONTENTS

--------------------------------------------------------------------------------


        INDEPENDENT AUDITORS' REPORT                                                           3-4

        FINANCIAL STATEMENTS:
           Statements of net assets available for plan benefits                                  5
           Statements of changes in net assets available for plan benefits                       6
           Notes to financial statements                                                      7-16

        SUPPLEMENTAL SCHEDULES:

           Form 5500 - Item 27a - Schedule of assets held for investment purposes            17-18
           Form 5500 - Item 27d - Schedule of reportable transactions                           19


INDEPENDENT AUDITORS' REPORT


To the Trustee of the
   TMP Worldwide Inc.
   401(k) Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for plan benefits of TMP Worldwide Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by CIGNA, the custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1996 financial statements, except for comparing the information provided by the custodian, which is summarized in Note 5, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1996. The form and content of the information included in the 1996 financial statements, other than that derived from the information certified by the custodian, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1997, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1997, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ BDO Seidman, LLP

Certified Public Accountants

New York, New York

October 18, 1999


                                                              TMP WORLDWIDE INC.
                                                             401(k) SAVINGS PLAN

                            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

--------------------------------------------------------------------------------

 DECEMBER 31,                                                                            1997                   1996
 ----------------------------------------------------------------------- ---------------------- ----------------------
 ASSETS
 Investments - at fair value (Note 3)                                             $15,170,027            $10,131,618
 ----------------------------------------------------------------------- ---------------------- ----------------------
 RECEIVABLES:
    Loans receivable from participants (Note 1)                                       689,506                405,389
    Employer contribution receivable                                                  625,900                557,357
    Other                                                                               2,594                  2,594
 ----------------------------------------------------------------------- ---------------------- ----------------------
         TOTAL RECEIVABLES                                                          1,318,000                965,340
 ----------------------------------------------------------------------- ---------------------- ----------------------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS                                           $16,488,027            $11,096,958
 ----------------------------------------------------------------------- ---------------------- ----------------------

                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                              TMP WORLDWIDE INC.
                                                             401(k) SAVINGS PLAN



                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

--------------------------------------------------------------------------------


YEAR ENDED DECEMBER 31,                                                       1997             1996
 ----------------------------------------------------------------------------------------------------------
 ADDITIONS:
    Additions to net assets attributed to:
       Investment income:
         Net appreciation in fair value of investments (Note 3)        $  3,250,904     $     883,669
         Interest and dividends                                             191,727           184,276
         Rollovers in participant balances (Note 1)                         803,157                 -
 -----------------------------------------------------------------------------------------------------
                                                                          4,245,788         1,067,945
 -----------------------------------------------------------------------------------------------------
    Contributions:
       Participant (Note 1)                                               1,859,326         1,884,557
       Employer (Note 1)                                                    625,900           557,357
 -----------------------------------------------------------------------------------------------------
                                                                          2,485,226         2,441,914
 -----------------------------------------------------------------------------------------------------
         TOTAL ADDITIONS                                                  6,731,014         3,509,859
 -----------------------------------------------------------------------------------------------------
 DEDUCTIONS:
    Deductions from net assets attributed to:
       Participant withdrawals                                            1,310,860         1,094,811
       Administrative expenses                                               29,085            28,971
 -----------------------------------------------------------------------------------------------------
         TOTAL DEDUCTIONS                                                 1,339,945         1,123,782
 -----------------------------------------------------------------------------------------------------
 INCREASE IN NET ASSETS                                                   5,391,069         2,386,077
 NET ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF YEAR               11,096,958         8,710,881
 -----------------------------------------------------------------------------------------------------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS, END OF YEAR                    $16,488,027       $11,096,958
 -----------------------------------------------------------------------------------------------------

                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                              TMP WORLDWIDE INC.
                                                             401(k) SAVINGS PLAN



                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


1.   DESCRIPTION OF The following description of the TMP Worldwide Inc. 401(k)
     PLAN Savings Plan and its related Trust arrangement (collectively, the "Plan") is provided for general information purposes only. Participants should refer to the current Plan agreement for a complete description of the Plan's provisions.

                    The Plan was adopted as of January 1, 1992 by McKelvey Enterprises, Inc. (formerly Telephone Marketing Programs, Inc., which has since changed its name to TMP Worldwide Inc. ("TMP")) for the benefit of its eligible employees and the eligible employees of any other organization designated by TMP's Board of Directors. The Plan was amended twice during 1992. The first amendment was effective January 1, 1992, altering the Plan's vesting rules, and effective July 1, 1992, altering the eligibility rules. The second amendment was effective October 1, 1992 and that amendment permitted TMP to extend the coverage of the Plan to employees of organizations not considered an affiliate. The Plan was amended effective October 1, 1996 and that amendment permitted all matching contributions by the Plan to be made in shares of the corporation's common stock.

                                                              TMP WORLDWIDE INC.
                                                             401(k) SAVINGS PLAN



                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                    GENERAL

                    The Plan is a defined contribution plan and provides for elective contributions on the part of the participating employees and for employer matching contributions. The Plan extends coverage to each employee of the participating employers, except those employees covered by a collective bargaining agreement where the agreement does not specifically provide for the participation in the Plan of the employees subject to that bargaining agreement. As of February 1, 1992 and April 1, 1992, the first two Plan entry dates, any eligible employee had to have completed one year of service (a twelve-month period of at least 1,000 employment hours) to enter the Plan. Subsequently, the Plan was revised to allow eligible employees to enter the Plan beginning each calendar quarter following their completion of one hour of service. The Plan designates TMP as the Plan administrator (the "Plan Administrator"). The Plan Administrator shall be responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and provisions of the Internal Revenue Code of 1986 as pertains to plans intended to qualify under Section 401(a) of that Code.

                                                              TMP WORLDWIDE INC.
                                                             401(k) SAVINGS PLAN



                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                    CONTRIBUTIONS

                    Participating employees have the option to make elective contributions of up to 15% of their compensation, subject to the limit of Internal Revenue Code Section 402(g) ($9,500 for 1997 and 1996). Participating employers shall make a matching contribution equal to the elective contribution, but not more than 2% of each contributing employee's compensation. The employer's matching contribution shall be made in shares of the corporation's common stock. A participating employee who makes an elective contribution, however, is only eligible for an employer matching contribution for the Plan year (the calendar year) if the employee is employed by the employer on the last day of such year. Notwithstanding the employment requirement, the Plan provides that an employer matching contribution shall be made to a sufficient number of non highly-compensated employees who have been terminated during the Plan year as may be necessary to satisfy the requirements of Internal Revenue Code Section 410(b).

                    PARTICIPANTS' ACCOUNTS

                    Each participant's account is credited with the elective contributions made by that participant and employer matching contributions for which that participant is eligible. The participating employees direct the investment of the contributions credited to their account into one or more of the investment funds which have been made available to them. The funds are the CIGNA Balanced Account, CIGNA Charter Guaranteed Long-Term Account, CIGNA Separate Account Fidelity Growth Opportunities, CIGNA Charter Large Company Stock Index, CIGNA Lifetime 20 Fund, CIGNA Lifetime 30 Fund, CIGNA Lifetime 40 Fund, CIGNA Lifetime 50 Fund, CIGNA Lifetime 60 Fund, and TMP Common Stock. Each participant's account will be credited with its share of the net investment earnings of the funds in which that account is invested. The benefits to which a participant is entitled is the amount that can be provided from the participant's vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer's qualified plan).

                                                              TMP WORLDWIDE INC.
                                                             401(k) SAVINGS PLAN



                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                    FORFEITURES

                    Forfeitures of terminated participants' nonvested accounts are applied as a reduction to the otherwise required employer matching contribution. Forfeitures occur in a Plan year when a terminated participant receives the vested portion of their account or, if earlier, upon the occurrence of six consecutive one-year breaks in service. If the terminated participant resumes employment before six consecutive one-year breaks in service, the amount that the participant forfeited will be reinstated with, under certain circumstances, investment earnings.

                    VESTING

                    The portion of a participant's account attributed to elective contributions and rollover contributions is nonforfeitable at all times. Vesting (i.e., nonforfeitable rights to the portion of a participant's account arising from employer matching contributions) is based upon the number of years of service, with a year generally being a Plan year in which the participant accumulates at least 1,000 employment hours. Vesting starts with the completion of two years of service at the rate of 40% and increases 20% for each subsequent year until full vesting is achieved with five or more years. Notwithstanding the number of years of service, a participant is considered fully vested at the normal retirement age of sixty-five, in the event of death, or should the participant incur a disability which is considered to be total and permanent. The Plan provides special vesting rules with regard to any benefits a participant may have from a plan that was merged into the TMP Worldwide Inc. 401(k) Savings Plan.

                    Effective July 1, 1992, a participant who was eligible to enter the Plan as of February 1, 1992 with less than one year of service as of that date automatically received an additional year of service if that individual remained in the employment of a participating employer as of December 31, 1992.

                                                              TMP WORLDWIDE INC.
                                                             401(k) SAVINGS PLAN



                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                    PAYMENT OF BENEFITS

                    Benefits are generally payable in the form of a lump sum following a participant's termination of employment or death. The portion of a participant's account attributed to benefits from a merged plan, however, is subject to specific rules. Provision is also made for a participant to request a withdrawal of all or a portion of the participant's account attributed to elective contributions after the attainment of age 59-1/2. Further, upon the showing of substantial hardship, and in accordance with specific rules set forth in the Plan concerning hardship withdrawals, a participant may withdraw that portion of their account attributed to the remaining employer matching contributions that have vested and the amount of elective deferrals which have not previously been withdrawn.

                    PARTICIPANTS' LOANS

                    In general, a participant may borrow an amount not exceeding the lesser of $50,000 or 50% of the vested portion of their account.

                    If the proceeds of the loan are to be applied to the purchase of a dwelling which will be used as a principal residence of the participant, the repayment period shall be as agreed upon by the Plan Administrator and the borrowing participant. If the proceeds of the loan are used for any other purpose, the repayment of the loan must be made within five years. Interest will be charged at an annual rate which is comparable to a commercial rate for a similar type of loan. Principal and interest payments will be due at a frequency no longer than quarterly and, with respect to employees, will be made by payroll deductions.

                    The loans are collateralized by the participants' interest in their accounts.

                                                              TMP WORLDWIDE INC.
                                                             401(k) SAVINGS PLAN



                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

   2. ACCOUNTING    BASIS OF ACCOUNTING
      POLICIES
                    The financial statements of the Plan have been prepared on the accrual method of accounting.

                    USE OF ESTIMATES

                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

                    INVESTMENTS

                    The Plan's investments are stated at their current value, which is determined using quoted market prices, if available.

                    RECENT ACCOUNTING PRONOUNCEMENT

                    In September 1999, the Accounting Standards Executive Committee issued Statement of Position ("SOP") No. 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters". SOP No. 99-3 simplifies disclosures for certain investments. It eliminates the requirement for a defined contribution plan to present Plan investments by general type for participant directed investments in the statement of net assets available for plan benefits, to disclose participant directed investment programs and the number of units and net asset value per unit, and to disclose benefit responsive investment contracts by investment fund option. It also requires disclosure of nonparticipant directed investments that represent 5 percent or more of net assets available for Plan benefits. SOP No. 99-3 is effective for financial statements for Plan years ending after December 15, 1999. The Plan has elected early adoption of SOP No. 99-3 and the accompanying financial statements have been prepared in accordance with this SOP.

                                                              TMP WORLDWIDE INC.
                                                             401(k) SAVINGS PLAN



                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                    VALUATION OF INVESTMENTS AND INCOME RECOGNITION

                    The Plan's investments are stated at fair value, which is determined by reference to quoted market prices. Unrealized appreciation or depreciation of investments is reflected in the financial statements.

                    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Interest and dividends are presented as a component of the net appreciation in fair value of investments.

                    PAYMENT OF BENEFITS

                    Benefits are recorded when paid.

3. INVESTMENTS      Investments at December 31, 1997 and 1996 are comprised of the following:

                    DECEMBER 31,                                             1997             1996
                    --------------------------------------------- ---------------- -----------------
                    CIGNA Balanced Account*                          $  1,008,313    $     843,919
                    CIGNA Charter Guaranteed Long-term*                 2,884,994        2,728,690
                    CIGNA - Separate Account - Fidelity Growth
                      Opportunities*                                    5,523,163        3,847,583
                    CIGNA Charter Large Company Stock Index*            2,022,919        1,305,784
                    CIGNA Lifetime 20 Fund                                194,326           62,238
                    CIGNA Lifetime 30 Fund                                203,253           55,625
                    CIGNA Lifetime 40 Fund                                337,071           51,918
                    CIGNA Lifetime 50 Fund                                252,131           18,085
                    CIGNA Lifetime 60 Fund                                114,564          100,469
                    TMP Common Stock*                                   2,629,293        1,117,307
                    --------------------------------------------- ---------------- -----------------
                                                                      $15,170,027      $10,131,618
                    --------------------------------------------- ---------------- -----------------

                    *  Exceeds 5% of Plan assets.

                                                              TMP WORLDWIDE INC.
                                                             401(k) SAVINGS PLAN



                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                    During 1997 and 1996, the Plan's
                    investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,250,904 and $883,669, respectively, as follows:

                    DECEMBER 31,                                           1997                1996
                    ----------------------------------------- ------------------- ------------------
                    Mutual funds                                     $1,997,812            $774,129
                    Common stock                                      1,253,092             109,540
                    ----------------------------------------- ------------------- ------------------
                                                                     $3,250,904            $883,669
                    ----------------------------------------- ------------------- ------------------



4. INCOME TAX       The Internal Revenue Service has determined and
   STATUS           informed TMP Worldwide, Inc. by a letter dated May
                    8, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code, and hence the Plan is exempt from taxation. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


5. TRUSTEE AND      The funds of the Plan are maintained under a  Trust
   CUSTODIAN        with Andrew J. McKelvey as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.


                    The Connecticut General Life Insurance Company ("CIGNA") has been appointed the Custodian of the Plan. The duties of the Custodian include administration of the trust fund (including income therefrom) at the direction of the Trustee, and the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). CIGNA is also responsible for the maintenance of the individual participant records and to render statements to the participants as to their interest in the Plan.

                                                              TMP WORLDWIDE INC.
                                                             401(k) SAVINGS PLAN



                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                    In connection with the instructions of the Plan Administrator, the following information as of and for the year ended December 31, 1996 was not subject to examination by the independent auditors, except for comparing the information to the related information in the financial statements. This information was certified by CIGNA, the Custodian of the Plan, as being a complete reflection of the books and records of the Plan.

                    -----------------------------------------------------------------
                    Cash and investments                                $10,131,618
                    Net investment income                                   184,276
                    -----------------------------------------------------------------



6. TERMINATION      Although it has not expressed any intent to do so, each
                    participating employer has the right under the Plan to discontinue its contributions at any time and to terminate its participation in the Plan, subject to the provisions of ERISA. If the Plan is fully or partially terminated, all amounts credited to the affected participants' accounts will become fully vested.

                    Upon termination, the Plan Administrator shall take steps necessary to have the assets of the Plan distributed among the affected participants.

7. MAXIMUM
   CONTRIBUTION     In order to ensure favorable tax treatment of participant
                    accounts, the Plan must not exceed certain maximums for employee elective contributions and employer matching contributions of highly compensated employees as defined in the Internal Revenue Code. Any excess contributions, at the discretion of the Plan Administrator, may be refunded to the affected employees by March 15 of the following year. Due to Plan participants was $-0- at December 31, 1997 and 1996.

8. SUBSEQUENT
   EVENT Effective April 1, 1998, the Custodian of the Plan has changed from CIGNA to the Charles Schwab Retirement Plan Services. The duties of the Custodian have remained the same as they were under CIGNA (see Note 5).

                                                              TMP WORLDWIDE INC.
                                                             401(k) SAVINGS PLAN



                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

9. SUPPLEMENTAL     During the period from January 1, 1997 to December 31, 1997,
   INFORMATION      the Plan had no lease commitments, obligations or leases in default, as defined by ERISA.

10 YEAR 2000        Like other plans, the Plan could be adversely affected if
  ISSUE (UNAUDITED) the computer systems  it or the Custodian uses do not properly process and calculate date-related information and data from the period surrounding and including
                    January 1, 2000. This is commonly known as the "Year 2000" issue. Although the Plan has implemented, through the Company, a plan to modify its business technologies to be ready for the year 2000, it cannot fully assess the completeness of its or the Custodian's plans with respect to this issue and what, if any, impact the lack of completeness with respect to these plans or the impact of this issue with respect to non-computer systems and devices could have on the Plan's operations.

                                                              TMP WORLDWIDE INC.
                                                             401(k) SAVINGS PLAN

                              FORM 5500 - ITEM 27a - SCHEDULE OF ASSETS HELD FOR
                                                             INVESTMENT PURPOSES
                              EIN 13-2633092                    PLAN NUMBER: 002
--------------------------------------------------------------------------------


 DECEMBER 31, 1997

 -------- --------------------------- ------------------------------------------- ----------------- ----------------
   (a)               (b)                                 (c)                            (d)               (e)
             Identity of issuer,         Description of investment including
             borrower, lessor or           maturity date, rate of interest,
                similar party             collateral, par or maturity value             Cost         Current value

 -------- --------------------------- ------------------------------------------- ----------------- ----------------
    *     CIGNA                       Balanced Account, equity/fixed income
                                         fund. There is no maturity date, rate
                                         of interest, collateral, par or
                                         maturity value.                             $   753,643       $  1,008,313
    *     CIGNA                       Chtr. Guaranteed Long-term Account, fixed
                                         income fund, 7.05%. There is no
                                         maturity date, collateral, par or
                                         maturity value.                               2,884,994          2,884,994
    *     CIGNA                       Separate Account - Fidelity Growth
                                         Opportunities, equity fund. There is
                                         no maturity date, rate of interest,
                                         collateral, par or maturity value.            3,556,758          5,523,163
    *     CIGNA                       Chtr. Large Co. Stock Index Account,
                                         equity fund. There is no maturity
                                         date, rate of interest, collateral,
                                         par or maturity value.                        1,305,697          2,022,919
    *     CIGNA                       Lifetime 20 Fund. There is no maturity
                                         date, rate of interest, collateral,
                                         par or maturity value.                          175,972            194,326
    *     CIGNA                       Lifetime 30 Fund. There is no maturity
                                         date, rate of interest, collateral,
                                         par or maturity value.                          180,516            203,253
    *     CIGNA                       Lifetime 40 Fund. There is no maturity
                                         date, rate of interest, collateral,
                                         par or maturity value.                          293,109            337,071
 -------------------------------------------------------------------------------------------------------------------

 -----------------------
 Note: In column (a), place an asterisk (*) on the line of each identified person known to be a party-in-interest to the Plan. Include all loans that were renegotiated during the Plan year. Also, explain what steps have been taken or will be taken to collect overdue amounts for each loan listed.


                                                              TMP WORLDWIDE INC.
                                                             401(k) SAVINGS PLAN

                              FORM 5500 - ITEM 27a - SCHEDULE OF ASSETS HELD FOR
                                                             INVESTMENT PURPOSES
                              EIN 13-2633092                    PLAN NUMBER: 002
--------------------------------------------------------------------------------

 DECEMBER 31, 1997

 -------- --------------------------- ------------------------------------------- ----------------- ------------------
   (a)               (b)                                 (c)                            (d)                (e)
             Identity of issuer,         Description of investment including
             borrower, lessor or           maturity date, rate of interest,
                similar party             collateral, par or maturity value             Cost          Current value

 -------- --------------------------- ------------------------------------------- ----------------- ------------------
    *     CIGNA                       Lifetime 50 Fund. There is no maturity
                                         date, rate of interest, collateral,
                                         par or maturity value.                      $     221,981   $     252,131
    *     CIGNA                       Lifetime 60 Fund. There is no maturity
                                         date, rate of interest, collateral,
                                         par or maturity value.                             93,712         114,564
    *     TMP Worldwide Inc.          TMP Common stock. $.001 par value.                 1,651,802       2,629,293
 -------- --------------------------- ------------------------------------------- ----------------- ------------------
                                                                                       $11,118,184     $15,170,027

 -------- --------------------------- ------------------------------------------- ----------------- ------------------
    *     Participant loans           Loans due from participants of the plan,
             receivable                  5 years, 8%, participant's account
                                         balance. There is no par or maturity
                                         value.                                   $              -    $   689,506
 -------- --------------------------- ------------------------------------------- ----------------- ------------------

------------------------
 Note: In column (a), place an asterisk (*) on the line of each identified person known to be a party-in-interest to the Plan. Include all loans that were renegotiated during the Plan year. Also, explain what steps have been taken or will be taken to collect overdue amounts for each loan listed.


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

                                                              TMP WORLDWIDE INC.
                                                             401(k) SAVINGS PLAN

                      FORM 5500 - ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                      EIN: 13-2633092                           PLAN NUMBER: 002
--------------------------------------------------------------------------------


 YEAR ENDED DECEMBER 31, 1997


 -----------------------------------------------------------------------------------------------------------------------------------
 --------------------------- ----------------------- -------------- --------------- ---------- -------------- --------------- ----
    (a)                              (b)               (c)            (d)       (e)       (f)        (g)         (h)         (i)
                                                                                        Expense             Current value
                                                                                       incurred              of asset on
                                                     Purchase       Selling    Lease      with     Cost of   transaction
 Identity of party involved  Description of asset     price          price     rental  transaction  asset        date     Net gain
 -----------------------------------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------------------------------
 Series of transactions:
    CIGNA                    Balanced Fund - CIGNA   $ 302,263    $        -      $-       $-     $302,263     $302,263   $     -
    CIGNA                    Balanced Fund - CIGNA           -       297,402       -        -      227,967      297,402    69,435
    CIGNA                    Fidelity Growth
                                Opportunities        1,407,874             -       -        -    1,407,874    1,407,874         -
    CIGNA                    Fidelity Growth
                                Opportunities                -       908,763       -        -      620,874      908,763   287,889
    CIGNA                    Chtr. Guaranteed
                                Long-Term              628,239             -       -        -      628,239      628,239         -
    CIGNA                    Chtr. Guaranteed
                                Long-Term                    -       635,685       -        -      635,685      635,685         -
    CIGNA                    Chtr. Large Co. Stock
                                Index - CIGNA          639,309             -       -        -      639,309      639,309         -
    CIGNA                    Chtr. Large Co. Stock
                                Index - CIGNA                -       388,283       -        -      260,458      388,283   127,825
    TMP Worldwide, Inc.      TMP Common Stock          895,114             -       -        -      895,114      895,114         -
    TMP Worldwide, Inc.      TMP Common Stock                -       640,493       -        -      470,158      640,493   170,335
 --------------------------------------------------------------------------- --------------------------------------------------



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